                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Safe Harbor

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telecom Italia Mobile Spa undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telecom Italia Mobile Spa business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s annual report.

NOTE TO THE PRESS

MARCO DE BENEDETTI ILLUSTRATES TO THE FINANCIAL COMMUNITY THE STRATEGIC OBJECTIVES OF THE TIM GROUP FOR THE THREE-YEAR PERIOD 2004-2006

•

Higher growth rates forecast for the Group also thanks to the positive trend in international operations

•

Profitability of domestic business confirmed at 2003 levels

•

Breakeven of TIM Brasil confirmed in 2005 (at free operating cash flow level)

Milan, 26 March 2004 - Today Marco De Benedetti, Chief Executive Officer of TIM, presented the strategic objectives of the TIM Group for the three-year period 2004-2006.

TIM Group

In terms of consolidated results, the business goals for the three-year period 2004-2006 indicate an average double-digit growth rate in consolidated gross operating profit

In detail:

-

Consolidated revenues:  average growth rate expected to be higher than 8% (higher than 10% net of exchange rate effects);

-

International operations revenues: average growth rate expected at around 19% (higher than 30% net of exchange rate effects);

-

Consolidated gross operating profit: expected double-digit growth  (higher than 12% net of exchange rate effects);

-

Gross operating profit from international operations : average growth rate expected to be higher than 50% (about 100% net of exchange rate effects).

The expected free operating cash flow (operating income+amortization/ depreciation-industrial investments, net of changes in working capital) at a Group level for the period 2004-2006 is € 14 billion, an increase of about € 2 billion with respect to the previous 2003-2005 target, after the planned financing of industrial investments for € 7 billion to consolidate the Company’s leadership in technology and innovation, a hallmark of the TIM Group's positioning in the world.

Domestic business will contribute towards this result with an expected free operating cash flow for the three-year period of about € 13 billion after financing industrial investments for over € 4 billion.

As regards international operations, Brazil’s target of a breakeven in terms of free operating cash flow in 2005 was confirmed, even in the face of greater industrial investment commitments (about € 2 billion in the three-year period 2004-2006) that are correlated to the commercial success registered for GSM activities.

Italy

The main drivers of the domestic business development are represented by a differentiated offer of voice services and by the continuous innovation and enrichment of the range of value-added services (VAS). This will ensure the full valorization of the present customer base, expected to remain substantially stable in the period 2004-2006, thus driving revenue growth over 5%. The development of VAS will make a significant contribution to these results insofar as its revenues are expected to grow at an annual rate of 30%, reaching an expected ratio to service revenues of about 20% in 2006.

Brazil

Becoming the second national operator thanks to the development of the network and GSM services over the entire national territory and offering of innovative, high-quality services addressed to the high-value sector of the customer base: these are the main development guidelines of the TIM Group's operations in Brazil. On the basis of these strategic targets, the average growth expected in revenues in the three-year period will be 25% (higher than 30% net of exchange rate effects). In terms of profitability, a 90% EBITDA growth is expected for the three-year period (higher than 100% net of exchange rate effects) with a ratio to revenues of over 40% in 2006.

Telecom Italia Media Relations

TIM Press Office

Tel.       +39 06 3688 2499/2610

www.tim.it

www.telecomitalia.it/stampa

TIM Investor Relations: +39 06 3900 3798

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 26th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager